                    July 6, 2005

United States Securities and
Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0405
Attention: Ms. Jill Davis, Branch Chief

RE:   A. M. Castle & Co.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 16, 2005
File No. 1-5415

Ladies and Gentlemen:

This letter is in response to your letter dated June 9, 2005 commenting on the Form 10-K for Fiscal Year Ended December 31, 2004 (the "2004 10-K") of A. M. Castle & Co. ("Castle" or the "Company"). For purposes of referencing our responses, the comments from your letter have been included prior to each response.

Form 10-K for the Fiscal Year Ended December 31, 2004

Balance Sheet, page 19

1. Please revise your inventory presentation to separately report the value of inventory consigned to others at each balance sheet date. See Question 2 of SAB Topic 13-A-2.

RESPONSE. Based on its LIFO valuation of inventory, the value of Castle’s consigned inventory is approximately $0.5 million, or 0.34% of its $135 million book inventory at December 31, 2004.

The Company maintains consignment relationships with nine customers. For all nine of these consignment arrangements, revenue is recognized when the inventory is consumed by the customer, which is also the point when title passes and the Company has no further obligations to the customer.

Question 2 of SAB Topic 13-A-2 states that åif title to the goods has passed but the substance of the arrangement is not a sale, the consigned inventory should be reported separately from other inventory in the consignor’s financial statements as åinventory consigned to othersæ or another appropriate caption.

The Company maintains title to the consigned inventory until a sale has occurred and, accordingly, Question 2 of SAB Topic 13-A-2 is not applicable to the Company’s consignment arrangements. We have considered this guidance, the immaterial nature of consigned

July 6, 2005

A. M. Castle & Co.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 16, 2005
File No. 1-5415

inventory and the related sales to the Company’s consolidated inventory and net sales, and have determined, therefore, that separately reporting the value of inventory consigned to others on the balance sheet would not enhance the Company’s disclosure.

Therefore, Castle does not believe that it is necessary to update or amend its 2004 10-K in response to the staff’s comment. Castle, as part of its preparation of its financial statements in any report or document filed with the Commission, will continue to assess the value of its consigned inventory and, if such value in the future becomes material to Castle’s inventory presentation, Castle will include appropriate disclosure in its financial statements in any such future report or document.

2. Include in Management’s Discussion and Analysis, a more detailed analysis of the revenue recognized in each period from sales of consigned inventory.

RESPONSE. Due to the fact that consigned inventories generally turn at a faster rate than Castle’s inventory as a whole, net sales of consigned inventory in 2004 was approximately $9 million, or 1.2% of total consolidated sales reported for the year.

Specifically, on page 15 of the Company’s Annual Report on Form 10-K under the caption åCritical Accounting Policiesæ in Management’s Discussion and Analysis (åMDAæ) a section on revenue recognition states clearly that revenues of consigned inventory are not recorded until the customer has consumed the product from the consigned inventory and title has passed. Since, the amount of sales from consignment arrangements is 1.2% of net sales, in our opinion, a more detailed analysis of revenue recognized from consigned inventory is not pertinent in understanding the Company’s consolidated business or year-end results.

Given the facts relating to the materiality of the amount of inventory and sales associated with consignment arrangements, the Company does not believe that an amendment to its 2004 10-K expanding the discussion of revenue in the MDA is necessary.
Castle, as part of its preparation of its Management’s Discussion and Analysis in any report or document filed with the Commission, will continue to assess its policies regarding revenue recognition generally and for its consigned inventory and, if such policies in the future would require additional disclosure or analysis, Castle will include appropriate disclosure or analysis in its Management’s Discussion and Analysis in any such future report or document.

For the reasons stated in its responses above, Castle does not believe that it is necessary to revise its disclosure or amend its 2004 10-K and we respectfully request the staff to reconsider its request in light of this response letter.

July 6, 2005

A. M. Castle & Co.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 16, 2005
File No. 1-5415

In closing, Castle acknowledges that it has responsibility for the adequacy and accuracy of the disclosure in its 2004 10-K. Castle furthermore understands and acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2004 10-K and that Castle may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Hopefully this letter sufficiently responds to the staff’s comments and has brought this matter to a successful conclusion. Please feel free to contact me at (847) 349-2576 should you have any questions about this response letter.

Very truly yours,

/s/ Lawrence A. Boik
                                                     Vice President - Finance & CFO

cc: Ms. Gabrielle Malits, Staff Accountant
Division of Corporation Finance
United States Securities and
   Exchange Commission
Washington, D.C. 20549-0405